UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

26 OCTOBER 2016

Commission File number 001-15246

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791 -01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2016, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2016.

Statutory basis

Statutory results are set out on pages 5 to 8. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis

These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

–    losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

–    market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–    restructuring costs, comprising severance related costs relating to the Simplification programme and the costs of implementing regulatory reform and ring fencing;

–    TSB Banking Group plc (TSB) build and dual running costs and the loss relating to the TSB sale in 2015; and

–    payment protection insurance (PPI) and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2016 to the nine months ended 30 September 2015, and the balance sheet analysis compares the Group balance sheet as at 30 September 2016 to the Group balance sheet as at 31 December 2015.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

KEY HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016

Statutory profit of £3,265 million, more than 50 per cent higher than in 2015

•	Statutory profit before tax of £3,265 million (nine months to 30 September 2015: profit of £2,151 million)

Robust underlying performance

•	Underlying profit of £6,073 million

•	Marginally lower total income, net of insurance claims, offset by lower operating costs

•	Credit quality remains strong with no deterioration in underlying portfolio

Continued financial strength

•	Transitional common equity tier 1 capital ratio increased to 13.5 per cent at the end of September 2016 (13.4 per cent on a fully loaded basis)

•	Transitional tier 1 capital ratio of 16.7 per cent

•	Transitional total capital ratio of 22.1 per cent

Differentiated UK focused business model continues to deliver for customers and shareholders

•	Cost discipline and low risk business model providing competitive advantage

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months to 30 Sept 2016	Nine months to 30 Sept 2015
	£ million	£ million

Interest and similar income	12,627	13,274
Interest and similar expense	(5,770)	(4,258)
Net interest income	6,857	9,016
Fee and commission income	2,297	2,319
Fee and commission expense	(1,040)	(955)
Net fee and commission income	1,257	1,364
Net trading income	16,474	(849)
Insurance premium income	6,422	3,181
Other operating income	1,684	993
Other income	25,837	4,689
Total income	32,694	13,705
Insurance claims	(19,842)	(1,043)
Total income, net of insurance claims	12,852	12,662
Regulatory provisions[1]	(1,595)	(2,435)
Other operating expenses	(7,446)	(7,877)
Total operating expenses	(9,041)	(10,312)
Trading surplus	3,811	2,350
Impairment	(546)	(199)
Profit before tax	3,265	2,151
Taxation	(1,189)	(536)
Profit for the period	2,076	1,615

Profit attributable to ordinary shareholders	1,693	1,246
Profit attributable to other equity holders[1]	307	295
Profit attributable to equity holders	2,000	1,541
Profit attributable to non-controlling interests	76	74
Profit for the period	2,076	1,615

Basic earnings per share	2.5p	1.8p
Diluted earnings per share	2.4p	1.8p

[1]	In addition, regulatory provisions of £15 million (nine months to 30 September 2015: £nil) have been charged against income.
[2]	The profit after tax attributable to other equity holders of £307 million (nine months to 30 September 2015: £295 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £61 million (nine months to 30 September 2015: £60 million).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sept 2016	At 31 Dec 2015
Assets	£ million	£ million

Cash and balances at central banks	70,090	58,417
Trading and other financial assets at fair value through profit or loss	161,995	140,536
Derivative financial instruments	41,975	29,467
Loans and receivables:
Loans and advances to banks	7,284	25,117
Loans and advances to customers	456,765	455,175
Debt securities	3,502	4,191
	467,551	484,483
Available-for-sale financial assets	57,619	33,032
Held-to-maturity investments	−	19,808
Other assets	40,979	40,945
Total assets	840,209	806,688

Liabilities
Deposits from banks	18,937	16,925
Customer deposits	425,245	418,326
Trading and other financial liabilities at fair value through profit or loss	53,603	51,863
Derivative financial instruments	40,103	26,301
Debt securities in issue	85,925	82,056
Liabilities arising from insurance and investment contracts	114,321	103,071
Subordinated liabilities	23,214	23,312
Other liabilities	30,014	37,854
Total liabilities	791,362	759,708

Shareholders’ equity	43,072	41,234
Other equity instruments	5,355	5,355
Non-controlling interests	420	391
Total equity	48,847	46,980
Total equity and liabilities	840,209	806,688

STATUTORY (IFRS) PERFORMANCE

Review of results

The Group recorded a profit before tax of £3,265 million for the nine months to 30 September 2016, an increase of £1,114 million compared with the profit before tax of £2,151 million for the nine months to 30 September 2015.

Total income, net of insurance claims, increased by £190 million, or 2 per cent, to £12,852 million for the nine months to 30 September 2016 from £12,662 million in the nine months to 30 September 2015.

Net interest income decreased by £2,159 million, or 24 per cent, to £6,857 million in the nine months to 30 September 2016 compared with £9,016 million in the same period in 2015. This was due in part to an increase of £2,063 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies (OEICs), from a credit of £365 million in the nine months to 30 September 2015 to a charge of £1,698 million in the nine months to 30 September 2016, as a result of improved investment returns in 2016; there was no significant impact from changes in the population of consolidated OEICs. Excluding this charge from both periods, net interest income was broadly unchanged.

The net interest margin on the Group’s relationship lending and similar assets improved, offsetting a small reduction in average interest-earning assets, which principally related to a decrease in legacy lending balances outside of the Group’s risk appetite and the mortgage portfolio, only partly offset by growth in other personal finance and SME lending. The improvement in margin reflected lower deposit and wholesale funding costs more than offsetting pressure on asset pricing, particularly mortgages.

Other income, net of insurance claims, was £2,349 million, or 64 per cent, higher at £5,995 million in the nine months to 30 September 2016 compared to £3,646 million in the same period in 2015.

Net fee and commission income was £107 million, or 8 per cent, lower at £1,257 million in the nine months to 30 September 2016 compared with £1,364 million in the nine months to 30 September 2015, principally as a result of the disposal of TSB and reduced levels of card and current account fees.

Other operating income was £691 million, or 70 per cent, higher at £1,684 million in the nine months to 30 September 2016 compared with £993 million in the nine months to 30 September 2015. In the nine months to 30 September 2016 the Group realised a gain of £484 million arising on the sale of its investment in Visa Europe Limited, there was a £139 million increase in liability management gains and an improvement in income from the movement in value of in-force insurance business; together these items more than offset a net loss of £721 million arising on the Group’s tender offers and redemptions in respect of its ECNs which completed in March 2016. This loss principally comprised the write-off of the embedded equity conversion feature and premiums paid under the terms of the transaction.

The items related to the Group’s insurance businesses largely offset in the income statement, with a significant increase in net trading income, driven by the impact of market conditions on policyholder assets, together with the increase in insurance premium income, being largely offset by an increase in the insurance claims expense, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.

There was a total conduct provisions charge of £1,610 million in the nine months of 30 September 2016 compared to £2,435 million in the same period in 2015. A further charge of £1,000 million has been taken in respect of PPI to cover further operating costs and redress, including the impact of the proposed June 2019 deadline. A charge of £610 million related to a range of other conduct issues and included £215 million in respect of arrears related activities on secured and unsecured retail products and £170 million in respect of complaints relating to packaged bank accounts.

Other operating expenses decreased by £431 million, or 5 per cent, to £7,446 million in the nine months to 30 September 2016 compared with £7,877 million in the nine months to 30 September 2015. The nine months to 30 September 2015 included a charge of £665 million relating to the disposal of TSB, adjusting for which costs were £234 million, or 3 per cent, higher at £7,446 million in the nine months to 30 September 2016 compared with £7,212 million in the same period in 2015. Savings from the Group’s restructuring initiatives have been more than offset by the impact of annual pay increases, higher levels of operating lease depreciation following continued growth in the Lex Autolease business and higher levels of restructuring costs.

STATUTORY (IFRS) PERFORMANCE (continued)

Impairment losses increased by £347 million to £546 million in the nine months to 30 September 2016 compared with £199 million in the nine months to 30 September 2015. The impairment charge in respect of loans and receivables was £186 million, or 82 per cent, higher at £414 million in the nine months to 30 September 2016 compared to £228 million in the same period in 2015. Credit quality remains robust with the increased charge largely due to a reduction in the level of provision releases and write-backs. In addition, there was an impairment charge of £146 million in respect of certain equity investments in the Group’s available-for-sale portfolio.

The tax charge for the nine months to 30 September 2016 was £1,189 million (nine months to 30 September 2015: £536 million), representing an effective tax rate of 36 per cent (nine months to 30 September 2015: 25 per cent). The higher effective tax rate reflects the impact of the change in corporation tax rates on the net deferred tax asset, the banking surcharge and restrictions on the deductibility of conduct provisions.

Total assets were £33,521 million or 4 per cent, higher at £840,209 million at 30 September 2016, compared with £806,688 million at 31 December 2015. Trading and other financial assets at fair value through profit or loss were £21,459 million, or 15 per cent, higher at £161,995 million compared to £140,536 million at 31 December 2015 due to positive market movements on policyholder investments and the inclusion of the Group’s investments in OEICs which are no longer consolidated. Derivative assets were £12,508 million, or 42 per cent, higher at £41,975 million compared to £29,467 million at 31 December 2015, principally as a result of movements in exchange rates. Loans and advances to banks were £17,833 million, or 71 per cent, lower at £7,284 million compared to £25,117 million at 31 December 2015 as a result of a number of OEICs no longer being consolidated following change in control. Loans and advances to customers increased by £1,590 million from £455,175 million at 31 December 2015 to £456,765 million at 30 September 2016; excluding reverse repurchase agreements, lending was down as growth in unsecured personal finance and SME lending was more than offset by reductions in mortgage balances, as the Group concentrates on protecting margin in the current market, and in the portfolio of lending which is outside of the Group’s risk appetite. Available-for-sale financial assets were £24,587 million, or 74 per cent, higher at £57,619 million compared to £33,032 million at 31 December 2015; the Group has reviewed its holding of government securities classified as held-to-maturity (£19,808 million at 31 December 2015) in light of the current low interest rate environment and they have been reclassified as available-for-sale.

Customer deposits increased by £6,919 million, or 2 per cent, to £425,245 million compared with £418,326 million at 31 December 2015. Derivative liabilities were £13,802 million, or 52 per cent, higher at £40,103 million compared to £26,301 million at 31 December 2015, again largely due to exchange rate movements. Other liabilities were £7,840 million, or 21 per cent, lower at £30,014 million compared to £37,854 million at 31 December 2015, principally as a result of the OEICs that are no longer consolidated.

Shareholders’ equity increased by £1,838 million, or 4 per cent, from £41,234 million at 31 December 2015 to £43,072 million at 30 September 2016 as a result of the retained profit for the period of £2,000 million and the positive impact of other reserve movements, in particular in relation to the cash flow hedging reserve, more than offsetting total dividend payments in the period of £2,034 million.

The Group’s wholesale funding was £125 billion at 30 September 2016 (31 December 2015: £120 billion) of which 36 per cent (31 December 2015: 32 per cent) had a maturity of less than one year. The Group’s liquidity position remains satisfactory and the liquidity coverage ratio was in excess of 100 per cent at 30 September 2016.

The Group's transitional common equity tier 1 capital ratio increased to 13.5 per cent at the end of September 2016 from 12.8 per cent at the end of December 2015 and the transitional total capital ratio increased to 22.1 per cent (31 December 2015: 21.5 per cent).

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results

On an underlying basis, the Group’s profit before tax decreased by £282 million, or 4 per cent, to £6,073 million in the nine months to 30 September 2016, compared with £6,355 million in the same period in 2015. However, adjusting for the impact of the sale of TSB at the end of March 2015, underlying profit decreased by £164 million, or 3 per cent, to £6,073 million in the nine months to 30 September 2016, compared with £6,237 million in the first nine months of 2015.

Underlying income decreased slightly in the nine months to 30 September 2016 compared with the first nine months of 2015, excluding the income in TSB. Net interest income, again adjusted for the disposal of TSB, was higher than in the first nine months of 2015, as an improvement in the Group’s banking net interest margin has more than offset the impact of a small reduction in average interest-earning assets. The improvement in net interest margin compared with 2015 was due to lower deposit and wholesale funding costs which have more than offset the pressure on asset pricing, particularly in mortgages.

Other income, net of insurance claims, decreased in the first nine months of 2016 when compared with the first nine months of 2015, excluding the impact of the disposal of TSB, largely due to lower insurance income and continued pressure on fees and commissions.

Total costs, adjusted for TSB, were lower in the nine months to 30 September 2016 compared with the first nine months of 2015 reflecting the focus on cost management and the delivery of efficiency savings, partly offset by increased operating lease depreciation driven by the continued growth in the Lex Autolease business and additional charges related to certain leasing assets in Commercial Banking.

The impairment charge increased in the nine months to 30 September 2016 when compared with the first nine months of 2015, excluding the impact of the sale of TSB, largely as a result of lower levels of releases and write-backs. Impaired loans as a percentage of closing advances reduced compared with the end of December 2015.

Reconciliation of underlying profit to statutory profit before tax

	Nine months to 30 Sept 2016	Nine months to 30 Sept 2015
	£ million	£ million

Underlying profit	6,073	6,355
Asset sales	290	(2)
Enhanced Capital Notes	(790)	(369)
Liability management	133	(6)
Own debt volatility	14	137
Other volatile items	113	(17)
Volatility arising in insurance business	(157)	(316)
Fair value unwind	(156)	(136)
Restructuring and TSB build and dual running costs	(390)	(154)
Charge relating to TSB disposal	−	(660)
Payment protection insurance provision	(1,000)	(1,900)
Other conduct provisions	(610)	(535)
Amortisation of purchased intangibles	(255)	(246)
Profit before tax – statutory	3,265	2,151

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Asset sales

Asset sales (nine months to 30 September 2016: profit of £290 million; nine months to 30 September 2015: loss of £2 million) typically comprise the gains and losses on disposals of assets which were outside of the Group’s risk appetite; the gain in the nine months to 30 September 2016 also includes the gain of £484 million on the sale of the Group’s investment in Visa Europe.

Enhanced Capital Notes (ECNs)

The loss relating to the ECNs in the nine months to 30 September 2016 was £790 million, representing the write-off of the embedded derivative and the premium paid on redemption of the remaining notes, which completed in the first quarter of 2016.

Liability management

Gains of £133 million arose in the nine months to 30 September 2016 (nine months to 30 September 2015: losses of £6 million) on transactions undertaken as part of the Group’s management of its wholesale funding and capital.

Own debt volatility

Own debt volatility includes a gain of £2 million (nine months to 30 September 2015: £129 million) relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

Other volatile items

Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a credit of £155 million (a charge of £6 million was incurred in the nine months to 30 September 2015). Other volatile items also include a negative net derivative valuation adjustment of £42 million (nine months to 30 September 2015: a charge of £11 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business

The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business decreased the Group’s statutory profit by £157 million in the nine months to 30 September 2016; this compares with insurance volatility which decreased the Group’s statutory profit by £316 million in the nine months to 30 September 2015.

Fair value unwind

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009; these adjustments affect a number of line items.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature or become impaired. Generally, this leads to higher interest expense as the value of HBOS’s own debt accretes to par and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

Restructuring and TSB build and dual running costs

Restructuring costs in the nine months to 30 September 2016 were £390 million and included severance related costs of the Simplification programme together with £97 million relating to work on implementing the ring-fencing requirements. In the nine months to 30 September 2015, Simplification programme costs were £69 million and TSB build and dual running costs were £85 million.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Payment protection insurance provision (PPI)

A provision of £1,000 million was made in the nine months to 30 September 2016 in respect of PPI (nine months to 30 September 2015: £1,900 million); the charge in 2016 covers further operating costs and redress, including the impact of the proposed June 2019 deadline.

Other conduct provisions

There was a charge of £610 million to cover a range of other conduct issues in the nine months to 30 September 2016 (nine months to 30 September 2015: £535 million). The charge in 2016 included £215 million in respect of arrears related activities on secured and unsecured retail products and £170 million in respect of complaints relating to packaged bank accounts. In addition there were a number of smaller additions to existing conduct risk provisions totalling £225 million across all divisions.

Amortisation of purchased intangibles

A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £255 million in the nine months to 30 September 2016 (nine months to 30 September 2015: £246 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

CAPITAL AND LEVERAGE DISCLOSURES

	At 30 Sept 2016	At 31 Dec 2015[1]
Capital resources (transitional)	£ million	£ million
Common equity tier 1
Shareholders’ equity per balance sheet	43,072	41,234
Deconsolidation adjustments[1]	1,421	1,119
Other adjustments[1]	(4,497)	(2,556)
Deductions from common equity tier 1[1]	(10,068)	(11,253)
Common equity tier 1 capital	29,928	28,544
Additional tier 1 instruments	8,626	9,177
Deductions from tier 1	(1,331)	(1,177)
Total tier 1 capital	37,223	36,544
Tier 2 instruments and eligible provisions	13,580	13,208
Deductions from tier 2	(1,564)	(1,756)
Total capital resources	49,239	47,996
Risk-weighted assets
Foundation IRB Approach	67,897	68,990
Retail IRB Approach	65,594	63,912
Other IRB Approach	17,460	18,661
IRB Approach	150,951	151,563
Standardised Approach	20,167	20,443
Credit risk	171,118	172,006
Counterparty credit risk	9,526	7,981
Contributions to the default fund of a central counterparty	351	488
Credit valuation adjustment risk	1,028	1,684
Operational risk	26,123	26,123
Market risk	2,929	3,775
Underlying risk-weighted assets	211,075	212,057
Threshold risk-weighted assets	11,316	10,788
Total risk-weighted assets	222,391	222,845
Leverage
Total tier 1 capital (fully loaded)	35,205	33,860
Statutory balance sheet assets	840,209	806,688
Deconsolidation and other adjustments[1]	(167,261)	(150,912)
Off-balance sheet items	59,464	56,424
Total exposure measure	732,412	712,200
Ratios
Transitional common equity tier 1 capital ratio	13.5%	12.8%
Transitional tier 1 capital ratio	16.7%	16.4%
Transitional total capital ratio	22.1%	21.5%
Leverage ratio[2]	4.8%	4.8%
Average leverage ratio[3]	4.7%
Average leverage exposure measure[4]	732,106

[1]	Deconsolidation adjustments relate to the deconsolidation of certain Group entities for regulatory capital and leverage purposes, being primarily the Group’s Insurance business. The presentation of the deconsolidation adjustments through common equity tier 1 capital has been amended during 2016 with comparative figures restated accordingly across deconsolidation adjustments, other adjustments and deductions.
[2]	The countercyclical leverage ratio buffer is currently nil.
[3]	The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 July 2016 to 30 September 2016). The average of 4.7 per cent compares to 4.7 per cent at the start of the quarter and 4.8 per cent at the end of the quarter. The ratio increased towards the end of the quarter as a result of an increase in tier 1 capital.
[4]	The average leverage exposure measure is based on the average of the month end exposure measures over the quarter (1 July 2016 to 30 September 2016).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ George Culmer
Name: Title:	Name: George Culmer Title: Chief Financial Officer
Dated:	26 October 2016